                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940


/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

 Berggruen, Nicolas
   (Last)  (First)  (Middle)

 c/o Alpha Investment Management, Inc.
 499 Park Avenue
   (Street)


 New York  NY    10022
   (City)  (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

 Aquagenix, Inc. ("AQUX")

3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



4. Statement for Month/Year

 01/1999

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock, par value                                                                                              by Alexander
$.01 per share                  1/28/99      P              200,000      A      (1)       472,541(2)       I        Enterprise
                                                                                                                     Holding Corp.

Common Stock, par value
$.01 per share                                                                                  0           D




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------


Common Stock                                 $5.79                                                             Immed.     10/27/99
Warrants
(right to buy)


Common Stock                                 $8.00                                                             Immed.     10/27/99
Warrants
(right to buy)

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------



Common Stock                   Common Stock,                                                                          by Alexander
Warrants                       par value $.01               60,000                      60,000(2)          I           Enterprise
(right to buy)                   per share                                                                              Holding
                                                                                                                         Corp.

Common Stock                   Common Stock,                                                                          by Alexander
Warrants                       par value $.01               50,000                      50,000(2)          I           Enterprise
(right to buy)                   per share                                                                              Holding
                                                                                                                         Corp.


Explanation of Responses:


(1) On January 28, 1999, Aquagenix, Inc. (the "Company") issued to Alexander Enterprise Holding Corp., a British Virgin Islands corporation ("Alexander"), 200,000 shares of common stock of the Company ("Common Stock") in consideration for the consulting and other services provided to the Company by Alexander. The closing price of Common Stock on January 28, 1999 was $.375 per share.

(2) Nicolas Berggruen acts as the investment adviser to Alexander, which holds 472,541 shares of Common Stock and warrants to purchase 110,000 shares of Common Stock. Nicolas Berggruen disclaims beneficial ownership or, and does not have a pecuniary interest in, the shares of Common Stock held by Alexander, and this report shall not be deemed an admission that Nicolas Berggruen is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. ** See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                  /s/ Nicolas Berggruen           08/10/99
                              -----------------------------   ---------------
                                        Nicolas Berggruen          Date